February 14, 2005

By EDGAR and Federal Express

Abby Adams, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         RE:      Schedule 14D-9 of RSI Holdings, Inc. filed January 28, 2005

Dear Ms. Adams:

On behalf of RSI Holdings, Inc. ("RSI"), we are responding to the comments received from the staff of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") with respect to the captioned filing in a letter dated February 7, 2005. RSI has today filed with the Commission Amendment No. 1 to the Schedule 14D-9. For your convenience, we are sending you by Federal Express a hard copy of this letter and the Schedule 14D-9 amendment, blacklined against the version filed on January 28.

We have reproduced the text of the comments below, followed by our client's responses, which we have been authorized to make on their behalf. The responses to comments 3-8 have been provided by Economic Evaluations, the provider of the fairness opinion. All references to page numbers and captions correspond to the revised, blacklined Schedule 14D-9.

SCHEDULE 14D-9

1. REVISE TO PROVIDE ADDITIONAL DETAIL ABOUT THE BACKGROUND OF THE TRANSACTION. IN DOING SO, CLARIFY THE BACKGROUND OF THE ENGAGEMENT OF THE FINANCIAL ADVISOR, INCLUDING THE SPECIAL COMMITTEE'S ENGAGEMENT OF THE FINANCIAL ADVISOR WITH RESPECT TO THE PRIOR PROPOSED TRANSACTION.

         Response:   The disclosure has been revised accordingly on pages 6-7.

2. DISCLOSE THE FEE PAID TO THE FINANCIAL ADVISOR BY THE COMPANY. QUANTIFY THE PORTION OF THE FEE, IF ANY, WHICH IS CONTINGENT ON THE SUCCESS OF THE TRANSACTION. DISCLOSE WHETHER THE COMPANY HAS PAID THE FINANCIAL ADVISOR ANY FEES IN THE LAST TWO YEARS.

         Response: The disclosure has been revised accordingly on pages 7-8, including clarification that no portion of the fee is contingent on the success of the transaction.


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Securities and Exchange Commission
February 14, 2005
Page 2


SCHEDULE B - SUMMARY AND ANALYSIS OF ECONOMIC EVALUATIONS

3. REVISE TO CLARIFY WHAT WEIGHT THE FINANCIAL ADVISOR GAVE TO EACH METHOD OF VALUATION DISCUSSED HERE. CLARIFY THE EXTENT TO WHICH THE FINANCIAL ADVISOR USED THE COMPARABLE COMPANY INFORMATION.

         Response:   The disclosure has been revised to clarify that:

         o The financial advisor conducted a search for comparable company data but did not find directly comparable companies to support a comparable company analysis, and

         o Among the other four valuation methods, while greatest reliance was placed on prior market transactions and the discounted cash flow models, there was no weighted average of results of the various methods in the analysis.

4. IN THE NET OPERATING LOSS ANALYSIS, CLARIFY WHY, "[F]OR PURPOSES OF THIS OPINION, THE COMPANY IS DEEMED TO HAVE A NEGATIVE SHAREHOLDERS
         EQUITY AND MINIMAL  PROSPECTS...."  (EMPHASIS ADDED). DID THE FINANCIAL
         ADVISOR DRAW THIS CONCLUSION OR WAS THE FINANCIAL ADVISOR TOLD TO MAKE THESE ASSUMPTIONS BY PERSONS AT THE COMPANY?

         Response: We have revised the disclosure on page 14 to clarify that RSI "has" (rather than being "deemed to have") a negative shareholders equity and that it is Economic Evaluations' view that RSI has minimal prospects. RSI did not tell Economic Evaluations to make this assumption, limiting its input to factual information requested by Economic Evaluations.

5. PLEASE DISCLOSE HOW THE DISCOUNT RATES AND MULTIPLES USED IN THESE ANALYSES WERE DETERMINED. FOR EXAMPLE, IN THE DISCOUNTED CASH FLOW MODEL, THE FINANCIAL ADVISOR ASSUMED NET CASH FLOW WOULD INCREASE AT 3% PER YEAR. THE FINANCIAL ADVISOR ALSO USED A 25% DISCOUNT RATE IN THIS ANALYSIS. DISCLOSE HOW THESE RATES WERE CHOSEN.

         Response: The disclosure has been revised on page 14 to clarify that the 3% growth rate assumed was based on the average future long-term growth rate of the US economy, and the discount rate of 25% was Economic Evaluations' estimate of the minimum discount rate for a company of RSI's size. This estimated discount rate was determined by Economic Evaluations' market research on smaller private and public companies.

         According to Economic Evaluations, the growth rate was somewhat higher and the discount rate somewhat lower than what could have been justified, which led to higher value estimates for RSI's equity than would otherwise have been the case.

6. IN THE DISCOUNTED CASH FLOW ANALYSIS, REVISE TO EXPLAIN THE "SUBJECTIVE DATA" AND NET LOSS CARRYFORWARDS USED AND QUANTIFY THE ASSUMPTION REGARDING THE "SIGNIFICANT REDUCTION IN OPERATING EXPENSES".

         Response: We have revised the disclosure on page 15 to clarify that the estimated cash flow was based on the described assumptions and not on any other data or assumptions.


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Securities and Exchange Commission
February 14, 2005
Page 3


7. IN THE STOCK TRANSACTIONS ANALYSIS, THE FINANCIAL ADVISOR INDICATES THAT THE "OFFER PRICE REPRESENTS A 25% PREMIUM TO THE TYPICAL PUBLIC PRICE." CLARIFY THE USE OF THE TERM TYPICAL. DID THE FINANCIAL ADVISOR CALCULATE AN AVERAGE OR WEIGHTED AVERAGE MARKET PRICE?

         Response: We have revised the disclosure on page 15 to clarify that the 25% premium was over $0.08 per share, the most frequent bid price for RSI's common stock over that period, and to add disclosure about average and weighted average prices.

8. THE FINANCIAL ADVISOR INDICATES IN THE COMPARABLE COMPANIES ANALYSIS THAT A SEARCH OF SIMILAR BUSINESSES "PROVIDED A LIST OF COMPANIES WITH A WIDE RANGE OF VALUES FOR PERFORMANCE RATIOS AND CAPITAL STRUCTURE RATIOS" AND THAT THE FINANCIAL ADVISOR USED INFORMATION ON OTHER COMPANIES FOUND IN THE SEC FILINGS OF ANOTHER COMPANY, WHICH IS NAMED IN THE DOCUMENT. IT IS UNCLEAR WHY THE FILINGS OF THE UNRELATED COMPANY WERE IDENTIFIED HERE OR WHY THE FINANCIAL ADVISOR CONSIDERED THIS FILING A "SOURCE OF USEFUL INFORMATION." IS THE FINANCIAL ADVISOR ATTEMPTING TO RELY ON OR INCORPORATE THE ANALYSIS IN THAT DOCUMENT? IF SO, CLARIFY FOR US THE BASIS UPON WHICH THE FINANCIAL ADVISOR MAY DO SO. IN ADDITION, CLARIFY WHETHER THE FINANCIAL ADVISOR IDENTIFIED ANY COMPARABLE COMPANIES, AND IF SO, WHAT ANALYSIS WAS PERFORMED WITH RESPECT TO THOSE COMPANIES. IDENTIFY THE COMPARABLE COMPANIES. IF NO COMPARABLE COMPANIES WERE IDENTIFIED, REVISE TO CLARIFY THIS FACT. FINALLY, CLARIFY HOW THE COMPARABLE COMPANIES ANALYSIS SUPPORTS THE FINANCIAL ADVISOR'S OPINION.

         Response: The disclosure has been revised on page 15 to clarify that there was a search to find comparable companies for purposes of a comparative analysis with RSI, but that no sufficiently comparable companies were found to support such an analysis. As indicated in the response to Comment 3, there was no comparable companies analysis for Economic Evaluations to consider in performing its valuation analysis and opinion as to fairness.

         JOULE, Inc. was cited because it reflected a similar transaction in the same time frame with a company in the same industry classification; however no specific comparison was made to this or any other company, and we have accordingly deleted the reference to that company.

We have attached to this letter a statement from RSI as requested. If you have any questions or comments, please call the undersigned at (864) 242-8203. Thanks very much.

Very truly yours,

/s/ Lawson M. Vicario

Lawson M. Vicario
(864) 242-8203
lvicario@wyche.com

cc:      Buck A. Mickel
         Eric Amstutz

Enclosures